Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-190038

November 1, 2013

Investment products provided:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

    Please see the final page for important information.

Market-Linked Investments are unsecured debt obligations of an issuing company that are different from conventional bonds. The return and value of Market-Linked Investments are based on the performance of one or more underlying market measures. These market measures may include equities or equity indices, commodities or commodity indices, currencies and interest rates. Market-Linked Investments are designed to meet specific investment objectives.

This Market-Linked Investments Monthly Guidebook describes certain preliminary terms of the Market-Linked Investments – as well as those of certain other notes, which are not Market-Linked Investments - offered during the month. It is not a preliminary prospectus and does not contain all of the material terms of, or risks related to, the Market-Linked Investments and other notes offered. You should read the preliminary term sheet for the specific Market-Linked Investment and the accompanying product supplement, prospectus supplement and prospectus and, in the case of the other notes, the preliminary term sheet and the accompanying prospectus supplement and prospectus (collectively referred to as the “preliminary offering documents”) before investing.

The following pages contain hyperlinks to the preliminary offering documents for the Market-Linked Investments and other notes that we are offering this month. You may also find copies of all the preliminary offering documents for this month’s offerings at: http://wealthmanagement.ml.com/publish/mkt/prospectus/prospectus.htm

Market-Linked Investments (“MLIs”) may not be suitable for all investors. MLIs differ in terms of complexity and have different payout characteristics, risks and rewards. You should understand the characteristics, risks and rewards of each MLI as well as those of the linked market measure (i.e. equity, commodity, currency, interest rates) before making a decision to invest. Prior to investing, you should carefully read the related preliminary offering documents, which contain a detailed explanation of the terms of the specific offering as well as the risks, tax treatment and other relevant information about the investment and the applicable issuer. Additionally, you should consult your investment, accounting, legal and tax advisors before investing.

Risk considerations

•	Depending on the terms of the MLI and the performance of the linked market measure, you can lose some or all of your principal investment.

•	Unlike conventional fixed or floating rate bonds, MLIs generally do not provide interest or coupon payments. Some MLIs may also cap or limit the upside participation in the linked market measure.

•	Your return on the MLI may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity. Also, your return, if any, may be less than a comparable investment directly in the linked market measure.

•	Any payments due on MLIs, including Market Downside Protected MLIs, are subject to the credit risk of the applicable issuer. If the issuer goes bankrupt or is unable to make payments on its obligations, you could lose all of your investment. You should not invest in the MLI if you are not willing to assume the credit risk of the applicable issuer.

•	The price at which you may be able to sell your MLI prior to maturity in the secondary market may be lower than the price you paid for it, due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer and the initial costs of developing, hedging and distributing the MLIs.

•	You may not be able to sell your MLIs in the secondary market, and the issuer or Merrill Lynch is not obligated to purchase them from you.

•	The issuers, the selling agents, and their respective affiliates, may engage in business, hedging, and trading activities in the notes and the linked market measure, which may affect the market value and return of the notes and may create conflicts of interest with you. Additionally, there may be potential conflicts of interest involving the calculation agent for the notes.

•	The U.S. federal income tax treatment for Market-Linked Investments will depend upon a variety of factors, including the structure of the specific investment and can be uncertain. You should consult your tax advisor before investing in the notes.

Each issuer has filed a registration statement (each of which includes a prospectus) with the Securities and Exchange Commission (SEC) for its Market-Linked Investments and other notes that are described in this Monthly Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the applicable issuer has filed with the SEC for more complete information about that issuer and any offering described in this Monthly Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. Each of these issuers faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in their securities.

•	For registered offerings of Bank of America Corporation: Bank of America Corporation’s Central Index Key, or CIK, on the SEC website is 70858.

•	For registered offerings of HSBC USA Inc.: HSBC USA Inc.’s CIK on the SEC website is 83246.

•	For registered offerings of Barclays Bank PLC: Barclays Bank PLC’s CIK on the SEC website is 312070.

•	For registered offerings of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation): Swedish Export Credit Corporation’s CIK on the SEC website is 352960.

•	For registered offerings of Royal Bank of Canada: Royal Bank of Canada’s CIK on the SEC website is 1000275.

•	For registered offerings of Credit Suisse: Credit Suisse’s CIK on the SEC website is 1053092.

IMPORTANT NOTICE:

•	If you received this document by e-mail, you may view a copy of the relevant preliminary offering document by clicking on the preliminary offering document hyperlink related to the specific Market-Linked Investment or other note on each of the following pages.

•	If you received this document in hard copy, please call your Financial Advisor or call toll-free 1-866-500-5408, who will arrange to deliver copies of the relevant preliminary offering document to you.

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket
Issuer	Barclays Bank PLC (“Barclays”)
Original Offering Price	$10.00 per unit
Term	Approximately one year, if not called
Market Measure	An equally weighted international equity basket comprised of the iShares® MSCI EAFE ETF (NYSE Arca symbol: “EFA”) and the iShares® MSCI Emerging Markets ETF (NYSE Arca symbol: “EEM”)
Automatic Call	Automatic call if the Observation Level of the Market Measure is equal to or greater than the starting value on any of the Observation Dates
Observation Level	The Closing Market Price of the Market Measure on any Observation Date
Observation Dates	Approximately 6, 9 and 12 months after the pricing date
Call Premium

In the event of an automatic call, the amount payable per unit will be:

•   [$10.30 to $10.50] if called on the first Observation Date

•   [$10.45 to $10.75] if called on the second Observation Date

•   [$10.60 to $11.00] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 5% decline, with up to 95% of your principal at risk
Threshold Value	95% of the starting value of the Market Measure
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level will be equal to or greater than the starting value on any of the Observation Dates and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take downside risk below the Threshold Value and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000119312513413453/d618837dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the price of the Basket Component may offset each other.
•	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the Basket Components
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the shares of the Basket Components or the securities held by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions on the Basket Components.
•	The issuer, MLPF&S and their respective affiliates do not control any company held by a Basket Component or included in an underlying index, and are not responsible for any disclosure made by any other company. The sponsor of the underlying indices will have no obligation relating to the notes.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Components.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets
•	The performance of the Basket Components and the performance of the related underlying indices may vary.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

	Currency MITTS® Linked to a Basket of Emerging Market Currencies	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Exchange Rate Measure	Basket of Emerging Markets Currencies, which measures the value of an investment in the Brazilian real and the Mexican peso relative to the Euro
Payout Profile at Maturity

•   If the Underlying Currencies strengthen relative to the Euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the Euro, the Exchange Rate Measure decreases

•   Between [155% and 175%] participation in increases in the Exchange Rate Measure

•   1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk

Participation Rate	[145% - 165%], to be determined on the pricing date
Minimum Redemption Amount	$9.00 per unit
Investment Considerations	This investment is designed for investors who anticipate that the Exchange Rate Measure will increase over the term of the notes, are seeking some level of protection against declines in the Exchange Rate Measure at maturity, and are willing forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000119312513411888/d617937dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the Exchange Rates of the Underlying Currencies may offset each other.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	The Exchange Rate Measure could be affected by actions of the governments of Brazil, Mexico, the European Union and the United States.
•	Even though currencies trade around-the-clock, the notes will not, and the prevailing market prices for the notes may not reflect current exchange rates.
•	Changes in the exchange rates of the Underlying Currencies relative to the U.S. dollar or in the exchange rate of the euro relative to the U.S. dollar may affect the Redemption Amount.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

	One Look Notes Linked to the Common Stock of Apple Inc.	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately one year
Underlying Stock	Common stock of Apple Inc. (the “Underlying Company”) (NASDAQ symbol: “AAPL”)
Conditional Payment	[$1.80 - $2.20] per unit, a [18% - 22%] return over the principal amount, to be determined on the pricing date
Payout Profile at Maturity

•    A fixed payment equal to the principal amount plus the Conditional Payment if the Underlying Stock is flat or increases

•    1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk

Investment Considerations	This investment is designed for investors who anticipate that the Underlying Stock will not change or will increase moderately over the term of the notes, and are willing to accept a fixed return, if any, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000119312513421241/d621375dfwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the return represented by the Conditional Payment and may be less than a comparable investment directly in the Underlying Stock.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligation relating to the notes.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

This document contains references to trademarks of index publishers, which have been licensed or sub-licensed for use for certain purposes by Bank of America Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, HSBC USA Inc., Credit Suisse, Royal Bank of Canada and Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), in each case, as more specifically disclosed in the relevant preliminary offering document referred to herein. The Market-Linked Investments referred to in this document are not sponsored, endorsed, sold or promoted by the publishers of any of the indices referred to in this document, and none of the index publishers make any representation or warranty, expressed or implied, as to an investment in any of the Market-Linked Investments. The index publishers have no responsibility or liability in connection with the administration, marketing or trading of the Market-Linked Investments. Please refer to the relevant preliminary offering documents for more complete information on the index publishers and the relevant licensing agreements. The Market-Linked Investments and other notes described in this Monthly Guidebook have not been approved for public sale in any jurisdiction outside of the United States. As such, all of the Market-Linked Investments and other notes are made available to investors outside of the United States only in accordance with applicable private offering rules.

ARNs®, Accelerated Return Notes®, LIRNs®, Leveraged Index Return Notes®, MITTS®, Market Index Target-Term Securities®, STEPS®, STEP Income Securities®, Strategic Return Notes® and Strategic Accelerated Redemption Securities®, Bull Symbol®, Merrill Lynch®, SRN®, are trademarks of Bank of America Corporation

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer, member SIPC and other subsidiaries of Bank of America Corporation.

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